UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-36059

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

(Name of Registrant)

Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B

Colonia Zedec Santa Fe

United Mexican States, Mexico City 01210

+(52) 55-5261-6400

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                            Form 40-F  ☐

EXPLANATORY NOTE

On August 18 2026, Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS) issued a press release titled “Volaris announces summons for general ordinary and general extraordinary shareholders meeting.” A copy of this press release is attached to this Form 6-K as Exhibit 99.1 and the Courtesy English translation of the call of the general ordinary and general extraordinary shareholders meetings is attached as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Date: August 18, 2026	By:	/s/ Enrique J. Beltranena Mejicano
	Name:	Enrique J. Beltranena Mejicano
	Title:	Chief Executive Officer

	By:	/s/ Jaime E. Pous Fernández
	Name:	Jaime E. Pous Fernández
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated August 18, 2026, titled “Volaris announces summons for general ordinary and general extraordinary shareholders meeting.”

99.2	Courtesy English translation of the call of the general ordinary and general extraordinary shareholders meeting.